                                                         Filed by eXegenics Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 000-49727
                         Subject Company: Innovative Drug Delivery Systems, Inc.

THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY eXegenics INC. ON NOVEMBER 14, 2002


                                        CONTACT:  WALISA M. DAVENPORT
                                                  eXegenics INC.
                                                  (214) 358-2000

                                                  E. BLAIR CLARK (INVESTORS), OR
                                                  KATHY JONES, PH.D. (MEDIA)
                                                  BURNS-MCCLELLAN
                                                  (212) 213-0006



                 eXegenics ANNOUNCES THIRD QUARTER 2002 RESULTS


DALLAS, November 14, 2002 -- /PRNewswire-FirstCall/ -- eXegenics, Inc. (Nasdaq:
EXEG) announced financial results for its third quarter ended September 30, 2002.

"The major event of the third quarter was our announcement that we have agreed to merge with Innovative Drug Delivery Systems, Inc. (IDDS) to create a combined company that we believe will enable us to become an integrated, focused pharmaceutical company bringing product candidates to market," said Dr. Ronald
L. Goode, eXegenics' President and CEO. "Our energies and resources are being devoted to successfully completing this merger while positioning our company for post-merger success."

For the quarter ended September 30, 2002, net loss attributable to common shareholders was $2,682,000, or $0.17 per share, compared to a net loss of $2,752,000, or $0.17 per share, for the same period in 2001. The decrease in net loss in the third quarter of 2002 was due primarily to a reduction in our expenses as a result of changes in our operations, which was offset by expenses of approximately $526,000 related to the pending merger and a non-cash charge of $347,000. The non-cash item was related to the acquisition of QCT-related royalty rights and to relieve the company of the obligation of cash payments for certain expenses in relation to an agreement with an employee. There were no revenues in the third quarter of 2002, compared to revenue of $333,000 in the third quarter of 2001.

For the nine months ended September 30, 2002, net loss attributable to common shareholders was $6,505,000, or $0.42 per share, compared to a net loss of $7,220,000, or $0.45 per share, for the same period in 2001. Revenues for the nine months ended September 30, 2002 were $333,000 compared to $556,000 for the same period of 2001.

Cash, cash equivalents and investments as of September 30, 2002 totaled $20,021,000.


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"We are extremely pleased that our long-stated goal of a major transaction is about to be consummated," said Dr. Goode. "The merger would immediately transform us into a clinical development company with potential products in clinical trials. Further, it would allow us to move rapidly towards the commercialization of pharmaceuticals that address important medical needs in pain management. If the merger is approved by the shareholders, the combined entity will have three lead drugs, two of which are ready to move into Phase III clinical studies, as well as a development platform that supports acquiring and advancing additional products."

The Board of Directors of eXegenics and IDDS unanimously approved the definitive merger agreement. The merger is subject to the approval of the shareholders of both eXegenics and IDDS, as well as other closing conditions, including an increase in the authorized capital stock of eXegenics. Both parties intend to consummate the merger as soon as feasible.

Additional Information and Where to Find It

eXegenics and IDDS have filed a preliminary proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement filed by eXegenics and IDDS with the SEC free of charge at the SEC's Web site (http://www.sec.gov) or by directing a request after such a filing is made to eXegenics Inc., 2110 Research Row, Dallas, Texas 75235, Attn: Investor Relations, telephone (214) 358-2000.

eXegenics and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about our directors and executive officers and their ownership of our voting securities is set forth in the proxy statement for our 2002 annual meeting of stockholders as filed with the SEC on April 16, 2002. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

About eXegenics

eXegenics, Inc. (Nasdaq: EXEG) is a post-genomics drug creation enterprise engaged in the discovery of drugs for the treatment of drug-resistant bacterial diseases. Employing Quantum Core Technology (QCT(TM)), a suite of proprietary technologies, the Company's scientists create novel small molecular weight 'core inhibitor' molecules of disease-causing enzymes and proteins. These 'core inhibitor' candidate drug leads are optimized into novel potential clinical drug candidates for further preclinical development, after which they would be advanced towards clinical drug development candidates. The Company's other proprietary research platform is Optimized Anti-Sense Inhibitory Sequence (OASIS(TM)), which is used to create antisense molecules that can potentially be developed into novel drugs. For more information, please visit http://www.eXegenicsinc.com.

Safe Harbor

This news release contains forward-looking statements. Such statements are valid only as of today, and we disclaim any obligation to update this information. These statements, which include, but are not limited to, the successful completion of our proposed merger and the benefits expected to be derived therefrom, are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. These statements are based on our current beliefs and expectations as to such future outcomes. Drug discovery and development involve a high degree of risk. In addition, we may not be successful in our efforts to outlicense certain of our non-core technologies or to acquire clinical candidates from outside sources. Factors that might cause such a material difference include, among others, uncertainties related to the ability to attract and retain partners for our technologies, the identification of lead compounds, the successful preclinical development thereof, the completion of clinical trials, the FDA review process and other governmental regulation, our pharmaceutical collaborator's ability to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, product pricing and third party reimbursement, and other factors described in our filings with the SEC.

FINANCIAL HIGHLIGHTS

                              FINANCIAL HIGHLIGHTS

                                              FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
SUMMARY STATEMENT OF INCOME DATA              ---------------------------        ---------------------------
(UNAUDITED)                                   9/30/2002         9/30/2001        9/30/2002         9/30/2001
                                              ---------         ---------        ---------         ---------
Revenues                                             --          $333,000         $556,000        $1,000,000

Research and development expenses               824,000         1,106,000        3,301,000         4,112,000

General and administrative
expenses                                      2,017,000         2,243,000        4,127,000         4,951,000

Net loss                                    ($2,682,000)      ($2,752,000)     ($6,336,000)      ($7,040,000)

Basic and diluted loss per
common share                                     ($0.17)           ($0.17)          ($0.42)           ($0.45)

Weighted average number of shares
outstanding                                  15,673,286        16,174,173       15,671,972        16,165,018


                                              30-SEP-02         30-SEP-01
                                              ---------         ---------
SUMMARY BALANCE SHEET DATA
(UNAUDITED)

Total assets                                $21,117,000       $31,606,000


Working Capital                              19,495,000        26,711,000


Shareholders' equity                        $20,074,000       $27,771,000